Exhibit 19.0

Statement of Policy and Procedures

Governing Trading in Shares of Catalyst Bancorp, Inc.

Dated as of October 27, 2021 – Exhibit A updated as of September 25, 2024

QUESTIONS AND ANSWERS ABOUT

INSIDER TRADING

THE COVERAGE OF THE PROHIBITION

Q: Does the insider trading prohibition just extend to in and out trading, such as purchases or sales within six months of each other?

A: No. A different provision of the federal securities laws, Section 16(b), deals with such "short-swing" trading by certain high level insiders, regardless of whether they possess material, non-public information. That should not be confused with the broader general insider trading prohibition. Additional separate guidance to directors and executive officers regarding Section 16(b) has been provided.

Q: If we issued a press release describing some material in the morning, can I trade that afternoon?

A: No. The SEC's view is that information must be accessible to the investing public generally before insiders can trade, and that enough time is needed for the marketplace to absorb the information before transactions by insiders can occur. To be safe and to comply with the Company's insider trading policy, insiders cannot be in the market during the 48 hour period after the release of the Company's earnings release.

Q: I am a high level insider. Aren't I always in possession of information that the outside world would like to know? If so, when can I ever trade?

A: This is a difficult question. The securities laws make clear that only material facts give rise to the insider trading prohibition; the mere fact that you have superior insight as a result of your day-to-day familiarity with operations does not preclude you from trading. At the same time, you should recognize that the term "material fact" is construed broadly, and some courts recognize a "mosaic" approach by which a group of facts that are immaterial standing alone can become material when pieced together. If you have questions about information in your possession, contact the Stock Compliance Officer. If you implement a pre-approved trading plan, sometimes called a "10b5-1 Trading Plan," as discussed in Section E of this Policy, you will be in a better position to defend against alleged insider trading violations.

Q: What if I was planning to buy (or sell) Company stock when I learned some inside information that caused me not to go forward with those plans. Is this illegal?

A: No, since the operative prohibition of the insider trading prohibition requires the purchase or sale of a security.

HOW THE INFORMATION WAS OBTAINED

Q: What if I overhear other employees discussing some confidential information or see a confidential memorandum. Does the fact that I have not been specifically given the information make any difference?

A: No. It is generally assumed that so long as you learned the information, you have a duty to avoid profiting from such information.

Q: Suppose I hear that the Company may engage in a major transaction such as a merger with or purchase of another company, and I buy that company's stock. Am I liable?

A: Yes. Assuming you learned this in the course of your employment, the insider trading laws bar you from trading in other stocks while in possession of material, non-public information.

THE REASONS FOR TRADING

Q: What if I know of some bad news about the Company that is not public, but have to sell stock in order to pay medical bills or college tuition for my child?

A: The SEC clearly takes the position that motivation is irrelevant, the insider trading prohibition applies whenever an insider is in possession of material, non-public information. Transactions that may be justifiable for independent reasons are no exception. The SEC would look at such transactions with 20-20 hindsight.

TIPPING

Q: What if I tell my brother (or spouse) about something going on at the Company and he trades. Am I liable?

A: If the communication is deemed a tip, i.e., that you were trying to gain something from the communication, or simply trying to help your brother profit, yes you are liable. And after the fact, it will be extremely difficult to argue in court that you didn't intend to facilitate his trading when you passed on sensitive information like that.

Q: Suppose I'm at a cocktail party discussing business with other Company employees. We're overheard by someone else, who buys our stock. Am I a tipper?

A: No. You must pass on the information "for personal benefit" in breach of duty to the Company in order to be held liable. Nevertheless, this again underscores the importance of maintaining the confidentiality of sensitive information, and refraining from such discussions in places where the conversations could be overheard.

Q: Suppose I represent the Company in negotiating for the purchase of a building or other similar transaction. In the course of the negotiations, we give them confidential information. Am I liable if one of the seller's representatives trades?

A: No, since you passed on the information for a legitimate business purpose. However, the other party might well be liable.

Q: What is my exposure if I pass on confidential information to an investment analyst?

A: This is a complicated question. Under certain circumstances you could be liable, and the Company might be required to issue a press release at an inopportune time. Accordingly, analyst communications must always be carried out carefully, and only by specifically designated officers of the Company. The SEC has promulgated Regulation FD (fair disclosure) which addresses this issue.

NOTIFICATION

Q: Do I need to notify the Company prior to placing an order to purchase or sell stock?

A: Yes. If you are a director or an Executive Officer, identified in Exhibit A, you must notify the Stock Compliance Officer prior to placing your order.

INTRODUCTION

As a publicly traded corporation and financial institution, we have an obligation to maintain the confidentiality of nonpublic information obtained in the course of our business. This obligation extends to all officers and directors of Catalyst Bancorp, Inc. (the "Company"), Catalyst Bank (the "Bank") and the Bank's subsidiaries and all other Company and Bank personnel (collectively, "Company Personnel"). These ethical considerations preclude the use by Company Personnel, for direct or indirect personal gain or profit, of nonpublic information (also known as inside information) received in the course of the Company's and the Bank's business.

Moreover, the use of material nonpublic information in securities transactions (insider trading) or the communication of such information to others who use it in securities trading (tipping) may violate the federal securities laws. Such violations are likely to result in harsh consequences for the individuals involved, including exposure to investigations by the Securities and Exchange Commission ("SEC"), criminal and civil prosecution, disgorgement of any profits realized or losses avoided through use of the nonpublic information, monetary penalties, and exposure to additional liability in private actions. Further, insider trading violations expose the Company and its personnel acting in supervisory capacities to civil liabilities and penalties for the actions of employees under their supervision who engage in insider trading violations.

To help Company Personnel avoid violating federal securities laws and to prevent situations that could damage the Company's or the Bank's reputation of integrity and ethical conduct, the Company has adopted the following policies and procedures to assure that material nonpublic information will not be used by Company Personnel in securities transactions involving shares of the Company and that the confidentiality of such information will be maintained. These policies and procedures also apply to securities transactions by individuals who reside in the same households with Company Personnel. Strict compliance with these policies and procedures is expected of all Company Personnel and members of their households, and any infringement of these policies may result in sanctions, including termination of employment by the Company or the Bank.

In addition to the matters described herein, executive officers and directors of the Company are reminded that they must comply with the certain requirements pursuant to Section 16 of the Securities Exchange Act of 1934 regarding reporting of securities transactions and short-swing profits.

A.	THE BASIC POLICY

No Company Personnel who is aware of material, nonpublic information relating to the Company or the Bank may, directly or through family members or other persons or entities, (a) buy or sell securities of the Company (other than pursuant to a pre-approved trading plan that complies with SEC Rule 10b5-1 discussed below in Section E), or engage in any other action or take personal advantage of that information, or (b) pass that information on to others outside the Company, including family and friends.

In addition, no Company Personnel who, in the course of working for the Company, learns of material nonpublic information about a company with which the Company does business, including a customer or supplier of the Company, may trade in that company's securities until the information becomes public or is no longer material.

B.	BLACKOUT PERIOD

General. Insider trading case law and actions by federal authorities over the years indicate that the most risky time to engage in a purchase or sale of a corporation's securities is shortly before the public release of important financial information, such as quarterly or annual results of operation; conversely, the least risky time is the period after release and dissemination into the marketplace of such information. For this reason, and because the Company encourages its directors, officers, and employees to have a meaningful investment in the Company, we have adopted the following policy:

Purchases or sales of the Company's securities shall NOT be made by directors, Senior Officers or other employees involved in the earnings release process or members of their households during the Blackout Period. The Blackout Period will commence on the twentieth day of the last month in the Company's fiscal quarter and shall end 48 hours after the quarterly earnings release has been published. Senior Officers are defined by the Company to be those persons set forth in Exhibit A hereto.

Event - Specific Blackout. In addition to the above-specified policy, directors, officers and other Company Personnel generally are prohibited from buying or selling Company securities at any time when they are in possession of material, non-public information (for example, a pending corporate merger, acquisition or sale, an event which is likely to result in a significant deviation from anticipated earnings such as a significant gain upon the sale of assets or a significant provision for loan losses, etc., see Section H, below, for a further discussion of what is "material"). So long as the event remains material and nonpublic, directors, officers, and other employees who know the information may not trade in the Company's securities. The existence of an event- specific blackout will not be announced, other than to those who are aware of the event giving rise to the blackout. Notification of an event-specific blackout, which may be communicated in writing or orally, to those persons who will be subject to such restrictions will be made by the Stock Compliance Officer. Any person made aware of the existence of an event-specific blackout should not disclose the existence of the blackout to any other person. Failure of the Company to designate a person as being subject an event-specific blackout does not relieve that person of the obligation not to trade while aware of material nonpublic information.

C.	APPLICABILITY TO 401(k) PLAN

The Basic Policy on securities trading and Blackout Period prohibitions of Sections A and B above apply to certain transactions in the Catalyst Bank 401(k) Plan (the “401(k) Plan”) related to the Company common stock fund (when available). The trading prohibition and blackout period do not apply to purchases of Company common stock in the 401(k)

Plan pursuant to your ongoing payroll deduction election. However, the trading prohibition and blackout period restrictions do apply to the following transactions in the 401(k) Plan:

(a)	an election to begin or terminate investing in the Company common stock fund;
(b)	an election to increase or decrease the amount or percentage of your periodic contributions that will be allocated to the Company common stock fund; and
(c)	an election to make an intra-plan transfer of an existing account balance into or out of the Company common stock fund.

D.	SHORT SELLING OF COMPANY STOCK, ENTERING INTO PUTS, CALLS OR HEDGING TRANSACTIONS OR OPEN ORDERS

It is contrary to Company policy for any director, officer, or employee to engage in any short sale of the Company's stock (and directors and executive officers are specifically prohibited from engaging in short sales pursuant to federal securities laws and regulations). This policy is designed to encourage investment in the Company's stock on a long-term (buy and hold) basis and to discourage active trading or short-term speculation.

It is also contrary to Company policy for any director or Senior Officer subject to this policy to place orders to purchase or sell the Company's stock that are open-ended. All instructions for brokered transactions must terminate a minimum of two (2) business days prior to a quarterly blackout period and immediately upon notification of an event-specific blackout, unless such instructions are part of a trading plan approved in accordance with the provisions of Section E below.

In addition, while not prohibited by this policy, the Company is concerned with the entering into of hedging transactions (such as zero cost collars and forward sale contracts), especially when engaged in by directors and executive officers, although it understands there may be valid and legitimate tax, estate planning or other reasons for engaging in such transactions. Accordingly, any director or executive officer wishing to enter into such transactions must pre-clear the proposed transaction with the Board of Directors. Any request for pre-clearance of a hedging transaction or a similar transaction must be submitted in writing to the Board of Directors at least two weeks prior to the proposed execution of documents evidencing the proposed transaction and must provide the rationale for such transaction.

E.	TRADING PLANS

Directors and executive officers who wish to implement a trading plan pursuant to the provisions of Rule 10b5-1 promulgated under the Securities Exchange Act of 1934, as amended, must pre-clear the proposed plan with the Company's Stock Compliance Officer or Company counsel. As required by Rule 10b5-1, such trading plans may only be entered into when the director or executive officer is not in possession of material nonpublic information. In addition, a director or executive officer wishing to enter into a trading plan may not do so during a blackout period as established by this trading policy. However, transactions effected pursuant to a pre- cleared trading plan will not require furtherance pre-clearance at the time of such transactions assuming the plan complies with the requirements of Rule 10b5-1 and, among other things, specifies the date, prices, and amounts of the contemplated transactions or establishes a formula for determining the dates, prices and amounts. Notwithstanding the foregoing, such transactions may still trigger various reporting and/or disclosure obligations by both the individual director or executive officer as well as the Company. Accordingly, a person effecting transactions pursuant to a pre-cleared trading plan must advise the Stock Compliance Officer promptly, and in no event later than one (1) business day after effecting all such transactions.

F.	OTHER SECURITIES

The considerations that affect transactions by insiders in stock of their own company may be pertinent to transactions in the shares of other companies with whom discussions of acquisition, merger, or important contracts, etc., are being considered or carried on. It is a violation of Company policy for Company Personnel to trade in the securities of another company based upon non-public information which he or she has received in the context of his or her employment with the Company or the Bank.

G.	REPORTING TRANSACTIONS IN COMPANY SHARES

To assure compliance with the foregoing policy (abstention from trading while material information remains nonpublic), prior to placing an order to purchase or sell shares of Company common stock, directors and executive officers listed in Exhibit A hereto (such officers in addition to all directors are hereinafter referred to as "Covered Persons") must notify the Stock Compliance Officer. Following a transaction, Covered Persons and members of their households must report any purchase or sale of shares of the Company's stock with the Stock Compliance Officer within one (1) business day of the transaction. Because there are so many "gray areas" in the law of insider trading, you should not try to make close calls about what is legal or illegal by yourself. Err on the side of caution: either refrain from trading altogether if there is any question in your mind about the propriety of a particular trade or consult with the Stock Compliance Officer with respect to a particular trade prior to execution. The Stock Compliance Officer will consult with securities counsel as necessary.

The Stock Compliance Officer will maintain a record of all inquiries and responses that will be available as evidence of compliance with this policy.

H.	CONFIDENTIALITY OF NONPUBLIC INFORMATION

All Company Personnel are expected to maintain the confidentiality of nonpublic information obtained in the course of their relationship with the Company and the Bank, internally, in its business dealings with customers or otherwise. Disclosure of such information to persons outside the Company, as well as inside information concerning the Company itself, is prohibited. You should not discuss confidential information within the hearing range of outsiders, including friends and relatives. It is particularly important to exercise care and refrain from discussing nonpublic information in public places, such as trains, taxis, airplanes, restaurants, and other places where the discussions might be overheard. Similarly, confidential information should not be discussed during cellular telephone conversations.

In addition to your obligation to refrain from trading while in possession of material, non- public information, you are also prohibited from "tipping" others. The concept of unlawful tipping includes passing on information to family members, friends, acquaintances, or business associates under circumstances that suggest that you were trying to help them make a profit or avoid a loss. When tipping occurs, both the "tipper" and the "tippee" may be held criminally liable, and this liability may extend to all those to whom the tippee turns around and gives the information.

"Material information" means information relating to a company with publicly traded securities, its business operations or securities, the public dissemination of which would likely affect the market price of any of its securities, or which would likely be considered important by a reasonable investor in determining whether to buy, sell or hold such securities. While it is impossible to list all types of information that might be deemed material under particular circumstances, information dealing with the following subjects is often found material:

●	earnings estimates or results;
●	dividends;
●	acquisitions, including mergers and tender offers;
●	sales of substantial assets;
●	changes in debt ratings;
●	significant write-downs of assets or additions to reserves for bad debts or contingent liabilities;
●	liquidity problems;
●	extraordinary management developments;
●	securities offerings;
●	major price or marketing changes; and
●	significant litigation or investigations by governmental bodies.

Information about a company generally is not material if its public dissemination would not be likely to have an impact on the price of the company's publicly traded securities.

Information that has not been disclosed to the public generally is nonpublic. To show that information is public, you should be able to point to some evidence that it is widely disseminated. Information would generally be deemed widely disseminated if it has been disclosed, for example, on the Dow Jones broad tape; news wire services such as PR Newswire, Business Wire, AP, UPI, or Reuters; radio or television; newspapers or magazines; or widely circulated public disclosure documents filed with the SEC, such as prospectuses, proxy statements or quarterly or other reports.

All questions relating to this policy should be addressed to Jutta A. Codori, who has been designated the Stock Compliance Officer by the Company.

EXHIBIT A

This Exhibit A is dated as of September 25, 2024.

All members of the Company's Board of Directors are subject to this trading policy. In addition to the President/CEO, Executive Officers, also referred to as "Senior Officers" for purposes of the trading policy are as follows:

Senior Officers

Jacques Bourque

Amanda B. Quebedeaux

Don P. Ledet

Jude Ramsay

Jutta A. Codori

Dena Richard

Robin Rachal

Blair Green

ACKNOWLEDGMENT AND AGREEMENT

The undersigned does hereby acknowledge receipt of this "Statement of Policy and Procedures Governing Trading in Shares of Catalyst Bancorp, Inc.," dated as of October 27, 2021, and revised September 25, 2024.

The undersigned has read and understands such policy and agrees to be governed by such policy at all times in connection with the purchase and sale of shares of Catalyst Bancorp, Inc., or otherwise, and in maintaining the confidentiality of nonpublic information.

(Signature)

(Please Print Name)

Date:

Return to:Jutta A. Codori

Stock Compliance Officer